Exhibit 99.1

Sundial Growers to Announce First Quarter 2022 Financial Results on May 16, 2022

CALGARY, AB, May 13, 2022 /CNW/ - Sundial Growers (Nasdaq: SNDL) ("Sundial") announced today that it will release its first quarter financial results ended March 31, 2022 after market close on Monday, May 16, 2022.

Following the release of its first quarter financial results, Sundial will host a conference call and webcast at 10:30 a.m. EDT (8:30 a.m. MDT) on May 17, 2021.

WEBCAST ACCESS

To access the live webcast of the call, please visit the following link:
https://services.choruscall.ca/links/sundialgrowers2022q1.html

REPLAY

A telephone replay will be available for one month. To access the replay dial:
Canada/USA Toll Free: 1-800-319-6413 or International Toll: +1-604-638-9010
When prompted, enter Replay Access Code: 8957 #
The webcast archive will be available for three months via the link provided above.

About Sundial Growers Inc.

Sundial is a public company whose shares are traded on Nasdaq under the symbol "SNDL." Its business is reported and analyzed under four segments: Cannabis Production and Cultivation, Cannabis Retail, Liquor Retail, and Investments.

As a licensed producer that crafts small-batch cannabis using state-of-the-art indoor facilities, Sundial's 'craft-at-scale' modular growing approach, award-winning genetics, and experienced growers set us apart. Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto, and Grasslands. Sundial has acquired Alcanna and is now the largest private sector cannabis and liquor retailer in Canada as the Company retail banners now include Spiritleaf, Value Buds, Ace Liquor, Liquor Depot, and Wine & Beyond.

Sundial's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

For more information on Sundial, please go to www.sndlgroup.com.

View original content to download multimedia:https://www.prnewswire.com/news-releases/sundial-growers-to-announce-first-quarter-2022-financial-results-on-may-16-2022-301547274.html

SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2022/13/c5598.html

%CIK: 0001766600

For further information: Sophie Pilon, Sundial Growers Inc., O: 1.587.327.2017, E: investors@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 15:54e 13-MAY-22